November 20, 2019

Joel Broussard
President, Chief Executive Officer and Director
U.S. WELL SERVICES, INC.
1360 Post Oak Boulevard, Suite 1800
Houston, TX 77056

       Re: U.S. WELL SERVICES, INC.
           Registration Statement on Form S-3
           Filed November 8, 2019
           File No. 333-234583

Dear Mr. Broussard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Hillary Holmes